Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Period from April 1, 2008 through March 31, 2009
Operating revenues:
Affiliated	$987
Nonaffiliated	1,592

Total operating revenues	2,579

Operating expenses:
Operation and maintenance	873
Depreciation and amortization	497
Provision for/in lieu of income taxes	184
Taxes other than amounts related to income taxes	391

Total operating expenses	1,945

Operating income	634

Other income and deductions:
Impairment of goodwill	860
Other income	44
Other deductions	21
Nonoperating provision for/in lieu of income taxes	26

Interest income	43
Interest expense and related charges	327

Net loss	$(513)